FILED BY VALIDUS HOLDINGS, LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY:  TRANSATLANTIC HOLDINGS, INC.

COMMISSION FILE NO. 001-10545

Validus Holdings, Ltd. 29 Richmond Road Pembroke, HM 08 Bermuda

VALIDUS COMMENCES EXCHANGE OFFER

TO ACQUIRE TRANSATLANTIC STOCK

Unable to Commence Discussions with Transatlantic

Due to Precondition of “Standstill” Provision

Pembroke, Bermuda — July 25, 2011 — Validus Holdings, Ltd. (NYSE: VR) (“Validus” or the “Company”) today commenced an Exchange Offer for all of the outstanding shares of common stock of Transatlantic Holdings, Inc. (NYSE: TRH) (“Transatlantic”).  Under the terms of the Exchange Offer, Transatlantic stockholders would receive 1.5564 Validus voting common shares and $8.00 in cash for each share of Transatlantic common stock they own.  The terms and conditions of the Exchange Offer are set forth in the offering documents that Validus is filing today with the Securities and Exchange Commission.

Ed Noonan, Chairman and Chief Executive Officer of Validus, said, “We continue to hope to work cooperatively with Transatlantic to provide the benefits of our Superior Proposal to Transatlantic stockholders, and to this end we have provided Transatlantic with a mutual confidentiality agreement which we are prepared to execute immediately.  However, Transatlantic has insisted that — as a precondition to discussions and an exchange of information — Validus agree to a restrictive standstill that would prevent us from pursuing our Superior Proposal for Transatlantic without Transatlantic Board approval.  This position is inconsistent with the Transatlantic Board’s previously announced determination that the failure to enter into discussions with Validus would result in a breach of its fiduciary duties, and would effectively give the Transatlantic Board a veto over our transaction which we cannot accept.  Therefore, we plan to continue the steps required to bring the higher value of our Superior Proposal directly to the Transatlantic stockholders.”

Today Mr. Noonan sent a letter to Transatlantic’s Board, the full text of which is presented below:

July 25, 2011

Board of Directors of Transatlantic Holdings, Inc.

c/o Richard S. Press, Chairman

c/o Robert F. Orlich, President and Chief Executive Officer

80 Pine Street

New York, New York 10005

Dear Messrs. Press and Orlich:

I am writing regarding your letter of July 23, 2011 and the draft confidentiality agreement you provided to us.  We have commented on this draft, returned it to Transatlantic and are prepared to execute the confidentiality agreement we returned so that our two companies may commence discussions and exchange information.  Our revision to the agreement removes the standstill provisions that you included which would contractually prohibit us from pursuing our Superior Proposal for Transatlantic without Transatlantic Board approval.

In light of the statements in your press release of last Tuesday that the Transatlantic Board determined that the failure to enter into discussions with Validus would result in a breach of its fiduciary duties, I was surprised to learn that you are insisting that we agree to standstill provisions as a precondition to such discussions.  Were we to agree to such restrictions, we would be foregoing our right to pursue our Superior Proposal for Transatlantic.  In fact, we would be precluded from making any offer for Transatlantic without your express consent, as well as being precluded from encouraging Transatlantic’s stockholders to vote against the proposed inferior Allied World acquisition of Transatlantic.  We believe that Transatlantic preconditioning any discussions on our agreement to these restrictive provisions is inconsistent with the Transatlantic Board’s fiduciary duties to its stockholders and is not required by your merger agreement with Allied World.  Clearly this is not a condition that we can accept and your position causes us to question whether your overture of last week was genuine.

While we continue to hope that it is possible to reach a consensual transaction with Transatlantic, we do not believe that it is in your stockholders’ best interests to give the Transatlantic Board a veto right over whether our Superior Proposal is made available to them.  Accordingly, we are proceeding with our previously announced course to take our Superior Proposal directly to Transatlantic stockholders by commencing an Exchange Offer for all of the outstanding shares of common stock of Transatlantic for 1.5564 Validus voting common shares and $8.00 in cash per share of Transatlantic common stock and to continue to solicit Transatlantic stockholders to vote against the approval of your sale to Allied World.  On behalf of your stockholders, we would encourage you not to take further action against their best interests by attempting to set roadblocks in our path.

We remain open to engaging in discussions with Transatlantic and exchanging information regarding Validus’ Superior Proposal.  However, such discussions cannot be constrained by preconditions that eliminate Validus’ ability to pursue our Superior Proposal.

Sincerely,

/s/ Edward J. Noonan

Edward J. Noonan
Chairman and Chief Executive Officer

Details of the Exchange Offer

The Exchange Offer will expire at 5:00 p.m., Eastern time on Friday, September 30, 2011, unless extended.  The offering documents, including a preliminary prospectus/offer to exchange and a related letter of transmittal, describing the Exchange Offer and the means for Transatlantic stockholders to tender shares of Transatlantic common stock into the Exchange Offer will be delivered to Transatlantic stockholders.  Stockholder questions regarding the Exchange Offer or requests for offering documents should be directed to Validus’ Information Agent for the Exchange Offer, Innisfree M&A Incorporated, toll-free at (877) 717-3929 (banks and brokers may call collect at (212) 750-5833).

Validus’ Superior Proposal

Validus has delivered to the Board of Directors of Transatlantic a Superior Proposal that provides a 27.1% premium to the June 10, 2011 Transatlantic unaffected share price of $44.01,(1) and a 3.7% ($1.83 per Transatlantic share) premium to the current implied value of the Allied World transaction.(2)   In contrast, the implied value of Allied World’s offer currently represents a 6.1% discount to the Transatlantic share price.(2)

Transatlantic stockholders would benefit from the receipt of a superior currency in Validus voting common shares — which have delivered a total return (including dividends) of 55% since Validus’ IPO in 2007, compared to Allied World’s total return of 24% over the same period — and historically have traded at higher price to book value multiples and have deeper liquidity than Allied World stock.(3)   In addition, Validus’ Superior Proposal includes a significant cash component of the total consideration, in contrast to the all-stock Allied World transaction.

(1)   Based on Transatlantic ($44.01) closing price on June 10, 2011 and Validus ($30.81) closing price on July 12, 2011, the date of the Validus proposal. Under the Validus proposal, Transatlantic stockholders would receive 1.5564 Validus voting common shares in the merger and $8.00 in cash per share for each Transatlantic share they own.

(2)   Based on Validus ($27.70), Transatlantic ($52.50) and Allied World ($56.00) closing prices on July 22, 2011.  Under the Allied World offer, stockholders of Transatlantic would receive 0.88 Allied World common shares for each Transatlantic share they own.

(3)   Total shareholder return based on closing prices from July 25, 2007 to June 10, 2011 and assumes dividends are reinvested. See Validus’ July 12, 2011 press release “Validus Announces Superior Proposal for Combination with Transatlantic Holdings” and July 13th investor presentation “Validus’ Superior Proposal to Create a Global Reinsurance Leader,” slide 10, which are available on the company’s website at www.validusholdings.com, for additional details.

Transatlantic stockholders also would benefit from ownership in the combined company, which would have:

•      A Compelling Business Plan.  The combination of Validus and Transatlantic will create a unique, global leader in reinsurance — a large, nimble company deploying capital effectively to maximize underwriting profitability and achieve superior growth in book value per share.  The combined company will be a recognized leader in multiple classes, emphasizing short-tail lines, while being well-positioned for cycle management.

•      Superior Size and Market Position.  The combination would create a geographically diversified company with a top six reinsurance industry position on a pro forma basis.  The merged companies would have gross premiums written over the last twelve months of approximately $6.1 billion as of March 31, 2011.  As the level of capital required to support risk will continue to rise globally, Validus believes that size will become an even more important competitive advantage in the reinsurance market.

•      Significant Potential Combination Synergies.  In addition to the aggregate earnings power of a combined Validus/Transatlantic, Validus believes there are significant opportunities to expand earnings and return on equity through combination synergies.  The Company believes these potential synergies substantially exceed the $80 million cited by Allied World and Transatlantic on their joint June 13, 2011 conference call.  Validus does not expect material employee-based cost savings.

•      Substantial Opportunity to Return Value to Shareholders. Validus estimates that the combination of Validus and Transatlantic creates $1.1 billion of pre-synergy, precatastrophe earnings power, which can be available for expanded share repurchase activity.  Active capital management is a core element of Validus’ strategy and has contributed to the premium valuation accorded to the Company.  In total, Validus has returned to shareholders $1.55 billion of excess capital since its acquisition of IPC in 2009.

Solicitation AGAINST Proposed Allied World Acquisition

As previously announced on July 20, 2011, Validus has filed a preliminary proxy statement with the Securities and Exchange Commission in connection with the special meeting of stockholders of Transatlantic, urging them to vote AGAINST the inferior Allied World acquisition in order to preserve the ability of Transatlantic stockholders to benefit from Validus’ Superior Proposal.

Stockholders who have questions, or need assistance in voting their shares, should call Validus’ proxy solicitors, Innisfree M&A Incorporated, toll-free at (877) 717-3929 (banks and brokers call collect at (212) 750-5833).

Greenhill & Co., LLC and J.P. Morgan Securities LLC are acting as financial advisors to Validus, and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel.

About Validus Holdings, Ltd.

Validus Holdings, Ltd. is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly-owned subsidiaries, Validus Reinsurance, Ltd. and Talbot Holdings Ltd.  Validus Re is a Bermuda based reinsurer focused on short-tail lines of reinsurance.  Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183.

Contacts

Investors:
Validus Holdings, Ltd.
Jeff Consolino, President and Chief Financial Officer
Jon Levenson, Executive Vice President
+1-441-278-9000

Innisfree M&A Incorporated
Arthur Crozier / Jennifer Shotwell / Scott Winter
+1-212-750-5833

or

Media:
Jamie Tully/Jonathan Doorley
Sard Verbinnen & Co
+1-212-687-8080

Cautionary Note Regarding Forward-Looking Statements

This press release may include forward-looking statements, both with respect to Validus and its industry, that reflect Validus’ current views with respect to future events and financial performance.  Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature are often used to identify forward-looking statements.  All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Validus’ control.  Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements.  Validus believes that these factors include, but are not limited to, the following: 1) uncertainty as to whether Validus will be able to enter into or consummate the proposed transaction on the terms set forth in Validus’ proposal; 2) uncertainty as to the actual premium that will be realized by Transatlantic stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits (including combination synergies) of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Validus and Transatlantic; 4) uncertainty as to the long-term value of Validus voting common shares; 5) unpredictability and severity of catastrophic events; 6) rating agency actions; 7) adequacy of Validus’ or Transatlantic’s risk management and loss limitation methods; 8) cyclicality of demand and pricing in the insurance and reinsurance markets; 9) Validus’ ability to implement its business strategy during “soft” as well as “hard” markets; 10) adequacy of Validus’ or Transatlantic’s loss reserves; 11) continued

availability of capital and financing; 12) retention of key personnel; 13) competition in the insurance and reinsurance markets; 14) potential loss of business from one or more major reinsurance or insurance brokers; 15) the credit risk Validus assumes through its dealings with its reinsurance and insurance brokers; 16) Validus’ or Transatlantic’s ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 17) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 18) the integration of businesses Validus may acquire or new business ventures Validus may start; 19) the legal, regulatory and tax regimes under which Validus operates; 20) the effect on Validus’ or Transatlantic’s investment portfolios of changing financial market conditions, including inflation, interest rates, liquidity and other factors; 21) acts of terrorism or outbreak of war or hostilities; and 22) availability of reinsurance and retrocessional coverage, as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Validus’ and Transatlantic’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and Transatlantic on file with the Securities and Exchange Commission.  Any forward-looking statements made in this press release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Validus or its business, operations or financial condition.  Except to the extent required by applicable law, Validus undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

No rating agency (A.M. Best, Moody’s, or Standard & Poor’s) has specifically approved or disapproved or otherwise taken definitive action on the potential transaction.

Additional Information about the Proposed Transaction and Where to Find It:

This press release relates to the Exchange Offer by Validus to exchange each issued and outstanding share of common stock of Transatlantic for 1.5564 Validus voting common shares and $8.00 cash.  This press release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Transatlantic common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange to be included in the Registration Statement on Form S-4 (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) that Validus is filing today with the Securities and Exchange Commission.  The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents.  Investors and security holders are urged to read the Exchange Offer Documents and all other relevant documents that Validus has filed or may file with the Securities and Exchange Commission if and when they become available because they contain or will contain important information about the proposed transaction.  All such documents, if filed will be available free of charge at the Securities and Exchange Commission’s website

(www.sec.gov) or by directing a request to Innisfree M&A Incorporated at (877) 717-3929 (banks and brokers may call collect at (212) 750-5833).

Participants in the Solicitation:

Validus and certain of its directors and officers may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction.  Information about Validus’ directors and officers who may be deemed to be participants in the solicitation, including a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement filed by Validus with the Securities and Exchange Commission on July 20, 2011.